UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

February, 4 2025

Shell plc announces that each of the following Persons Discharging Managerial Responsibilities (“PDMRs”) have been made a conditional award of performance shares of Shell plc under the Shell Share Plan 2023, subject to performance conditions determined by the Remuneration Committee and Remuneration Committee discretion, as set out below.

PDMR	Date Acquired	Share Type	Number of shares awarded
Wael Sawan	31 January 2025	SHEL (LSE)	162,964
Sinead Gorman	31 January 2025	SHEL (LSE)	96,871
Philippa Bounds	31 January 2025	SHEL (LSE)	34,608
Robin Mooldijk	31 January 2025	SHELL (AMS)	43,532
Rachel Solway	31 January 2025	SHEL (LSE)	34,608
Huibert Vigeveno	31 January 2025	SHELL (AMS)	58,457
Zoe Yujnovich	31 January 2025	SHELL (AMS)	56,398

The Notification of Dealing Form for each PDMR can be found below.

Julie Keefe

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of the United Kingdom.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Wael
Last Name(s)	Sawan
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of performance shares of Shell plc under the Shell Share Plan 2023
Currency	GBP
Price	26.79
Volume	162,964
Total	4,364,990.74
Aggregated information
Volume	162,964
Price	26.79
Total	4,364,990.74
Date of transaction	31/01/2025
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Sinead
Last Name(s)	Gorman
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of performance shares of Shell plc under the Shell Share Plan 2023
Currency	GBP
Price	26.79
Volume	96,871
Total	2,594,689.74
Aggregated information
Volume	96,871
Price	26.79
Total	2,594,689.74
Date of transaction	31/01/2025
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of performance shares of Shell plc under the Shell Share Plan 2023
Currency	GBP
Price	26.79
Volume	34,608
Total	926,975.28
Aggregated information
Volume	34,608
Price	26.79
Total	926,975.28
Date of transaction	31/01/2025
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Robin
Last Name(s)	Mooldijk
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of performance shares of Shell plc under the Shell Share Plan 2023
Currency	EUR
Price	32.16
Volume	43,532
Total	1,399,989.12
Aggregated information
Volume	43,532
Price	32.16
Total	1,399,989.12
Date of transaction	31/01/2025
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Rachel
Last Name(s)	Solway
2. Reason for the notification
Position/status	Chief Human Resources & Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of performance shares of Shell plc under the Shell Share Plan 2023
Currency	GBP
Price	26.79
Volume	34,608
Total	926,975.28
Aggregated information
Volume	34,608
Price	26.79
Total	926,975.28
Date of transaction	31/01/2025
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Huibert
Last Name(s)	Vigeveno
2. Reason for the notification
Position/status	Downstream, Renewables & Energy Solutions Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of performance shares of Shell plc under the Shell Share Plan 2023
Currency	EUR
Price	32.16
Volume	58,457
Total	1,879,977.12
Aggregated information
Volume	58,457
Price	32.16
Total	1,879,977.12
Date of transaction	31/01/2025
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Zoe
Last Name(s)	Yujnovich
2. Reason for the notification
Position/status	Integrated Gas & Upstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Conditional award of performance shares of Shell plc under the Shell Share Plan 2023
Currency	EUR
Price	32.16
Volume	56,398
Total	1,813,759.68
Aggregated information
Volume	56,398
Price	32.16
Total	1,813,759.68
Date of transaction	31/01/2025
Place of transaction	Outside a trading venue

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: February 4, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary